Exhibit 99.1

Risk Factors Affecting Future Prospects

We have incurred significant losses and we cannot guarantee future profitability.

        We earned net income of $22,241 in 2003, $61,368 in 2002 and $192,398 in 2001 and incurred losses of $2,338,693 in 2004, $2,581,337 in 2000 and $2,998,919 in 1999. At December 31, 2004 we had an accumulated deficit of $12,986,030. We cannot offer any assurance that we will be able to generate sustained or significant earnings.

The potential increase in common shares due to the conversion or exercise of outstanding derivative securities may have a depressive effect upon the market value of the shares.

        As of March 31, 2005 approximately 13,649,510 shares of our common stock were issuable upon the conversion or exercise of outstanding derivative securities in the form of convertible preferred stock, warrants and options. The shares of common stock issuable upon conversion or exercise of derivative securities are substantial compared to the 12,284,007 shares of common stock currently outstanding.

        Earnings per share relative to our common stock, as and when generated, will be calculated assuming the conversion or exercise of all dilutive derivative securities. Earnings per share of common stock would be substantially diluted by the existence of these derivative securities regardless of whether they are converted or exercised. This dilution of earnings per share could have a depressive effect upon the market value of our common stock.

Our stock price has been volatile and this volatility is likely to continue.

        Historically, the market price of our Common Stock has been volatile. The high and low prices for the months March, 2004 through February, 2005 are set forth in the table below:

Derma Sciences Trading Range - Common Stock
Month	Low	High
March 2004	$1.10	$1.85
April 2004	$1.10	$1.32
May 2004	$0.65	$1.30

June 2004	$0.56	$0.80
July 2004	$0.60	$0.75
August 2004	$0.47	$0.62
September 2004	$0.43	$0.60
October 2004	$0.53	$0.73
November 2004	$0.55	$0.90
December 2004	$0.47	$0.70
January 2005	$0.50	$0.70
February 2005	$0.45	$0.70

        Events that may affect our stock price include:

•	Quarter to quarter variations in our operating results;
•	Changes in earnings estimates by securities analysts;
•	Changes in interest rates or other general economic conditions;
•	Changes in market conditions in the wound care and skin care industries; and
•	The introduction of new products either by us or by our competitors.

        Although all publicly traded securities are subject to price and volume fluctuations, it is likely that our common stock will experience these fluctuations to a greater degree than the securities of more established and better capitalized organizations.

Our success may depend upon our ability to protect our patents and proprietary technology.

        We own patents, both in the United States and abroad, for several of our products. We rely upon the protection afforded by our patents and trade secrets to protect the technology we develop or license. Our success may depend upon our ability to protect our intellectual property. However, the enforcement of intellectual property rights can be both expensive and time consuming. Therefore, we may not be able to devote the resources necessary to prevent infringement of our intellectual property. Also, our competitors may develop or acquire substantially similar technologies without infringing our patents or trade secrets. For these reasons, we cannot be certain that our patents and proprietary technology will provide us with a competitive advantage.

A large portion of our products are manufactured by third party manufacturers.

        Approximately fifty percent of our products are manufactured by third party manufacturers. One manufacturer produces advanced wound care products which account for about ten percent of our sales. Another manufacturer produces wound closure strips and catheter fasteners which account for about ten percent of our sales. Each of our other manufacturers produces products that individually account for less than ten percent of our sales.

        We consider our relationships with our third party manufacturers to be excellent. Although there are several manufacturers potentially available for each of our products, if a current manufacturer were unable or unwilling to continue to manufacture our products, distribution and sales of the affected products could be delayed for the period necessary to secure a replacement.

Competitors could invent products superior to ours and cause our products and technology to become obsolete.

        We operate in an industry where technological developments occur at a rapid pace. We compete with a large number of established companies and institutions many of which have more capital, larger staffs and greater expertise than Derma Sciences. The companies with which we compete include Bristol Myers Squibb-Convatec, Smith & Nephew, Johnson & Johnson, 3M, Kendall, Hermitage, Medical Action, Cyprus, DeRoyal, Provon, Calgon Vestal-Steris and Chester Laboratories, together with a number of smaller companies. Our competitors currently manufacture and distribute a variety of products that are in many respects comparable to our own. While we have no specific knowledge of products under development by our competitors, it is possible that our competitors may develop technologies and products that are more effective than any that we currently have. If this occurs, any of our products and technology affected by these developments could become obsolete.

Although we are insured, any product liability claims could materially adversely affect our business.

        We sell pharmaceutical products and are exposed to the risk of lawsuits claiming alleged injury caused by our products. Among the grounds for potential claims against us are injuries due to alleged product inefficacy and injuries resulting from infection due to allegedly non-sterile products. Although we carry product liability insurance with limits of $1.0 million per occurrence and $2.0 million aggregate with $5.0 million in umbrella coverage, this insurance may not be adequate to reimburse us for all damages that we could suffer as a result of successful product liability claims. No product liability claim has ever been made against us and we are not aware of any pending product liability claims. However, a successful product liability suit could materially adversely affect our business.

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